Australia's Most Famous Wine


ROSEMOUNT
ESTATE
The prestige wine of Australia

03 APR 22

LINDEMANS
making life more enjoyable



03022337

1 April 2003

The Manager
Stop 3-9
Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street N W
WASHINGTON D C 20549

SUPPL

SEC EXEMPTION NO 82-2692

PROCESSED
JUN 11 2003
THOMSON
FINANCIAL

Dear Sir/Madam

SOUTHCORP LIMITED - FILE 82-2692
RESIGNATION OF CFO

We enclose herewith for filing a copy of the above announcement that was lodged with the Australian Stock Exchange today.

The notice is to be filed with respect to the Company's obligation pursuant to Rule 12g3-2(b). Please acknowledge receipt of this letter by stamping and returning the enclosed copy in the self addressed envelope provided for your convenience.

Yours faithfully
SOUTHCORP LIMITED

M M HUDSON
COMPANY SECRETARY

Encl

dlw 6/5

cc: Mark R. Saunders, Global Markets Capital Corp.




ROSEMOUNT
ESTATE


LINDEMANS

1 April 2003

Manager Announcements
Company Announcements Office
Australian Stock Exchange Limited
10th Floor
20 Bridge Street
SYDNEY NSW 2000

03 APR 22 7:21

Dear Sirs,

EXECUTIVE MANAGEMENT ANNOUNCEMENT

We advise that Mr Peter Cleaves has resigned as Chief Financial Officer of Southcorp Limited.

Please find attached a copy of an announcement in relation to the above which the Company intends to release to the media.

Yours faithfully
SOUTHCORP LIMITED

M M HUDSON
CHIEF GENERAL COUNSEL & COMPANY SECRETARY

SOUTHCORP
Southcorp Limited ABN 80 007 722 643
403 Pacific Highway, Artarmon NSW 2064, P.O. Box 366, Artarmon NSW 1570, Australia


Australia's Most Famous Wine

ROSEMOUNT
ESTATE

LINDEMANS

News Announcement

Executive Management Announcement

1 April 2003

Southcorp Limited announced today that the company has received the resignation of Peter Cleaves, Chief Financial Officer. Peter will work with the company to achieve an effective transition to his successor.

Executive Chairman, Brian Finn said: "I would like to thank Peter for the contribution he has made to Southcorp and wish him well in his future endeavours."

The company will commence a global search for Peter's replacement.

For further information contact:

Dr Robert Porter
General Manager, Investor Relations & Corporate Affairs
Telephone: 02 9465 1154
Mobile: 0407 391829
Facsimile: 02 9465 1181